Via Facsimile and U.S. Mail
Mail Stop 6010

July 25, 2008

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
File Number: 001-11356

Dear Mr. Quint:

We have reviewed your July 8, 2008 response to our June 27, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Note 2 – Fair Value of Financial Instruments, page 6

1. We note that in your last response you indicate that you fair value your written credit derivatives at the amount your would have to pay to transfer the derivative in a hypothetical market where market participants include other monoline financial guaranty insurers and reinsurers with similar credit quality, as if the risk of loss of these contracts could be transferred to them. In your response you indicate that you view fair value as the amount that these counterparties would charge to guarantee the transaction at the measurement date.

   Our understanding is that the transaction price for the credit derivatives you write directly to your mortgage-backed security or bond issuer customers differs from the transaction price you would pay for the credit derivatives you purchase from reinsurers generally by the amount of a ceding commission. That is, a credit derivative written by you to a mortgage-backed security or bond issuer includes a specific contractual premium which you considered sufficient to reimburse you for the risk accepted, plus the costs of obtaining the business etc. We further understand that when a financial guarantor insurance company purchases "reinsurance" on a CDS from a reinsurance company (obtains reinsurance), generally there is a ceding commission (payment back to the ceding company) that is approximately 30% of the contractual premium on the ceded policy. Thus, on a cash flow basis, the insurance company purchasing the reinsurance on a CDS generally will only have to pay the reinsurer approximately 70% of the premium that would be charged by the direct writer of the underlying policy.

This difference, if it exists, may exist in part for the reason described in SFAS 157, paragraph 17d, namely that the market in which your written credit derivative transactions occur differs from the market in which you could transfer the liability as evidenced by the differences in counterparties and contractual terms that exist between your written and purchased credit derivatives. If the fair value of your written credit derivatives approximates the price that a financial guarantor would charge a mortgage-backed security or bond issuer but in fact the policy would be transferred in a market more akin to the reinsurance market involving other monolines at a 30% discount to that price, it appears that basing the fair value of the written policy on what another monoline might charge a mortgage-backed security or bond issuer, may not be reflective of the appropriate principal market for transferring the liability and hence may not be consistent with the exit price requirements included in the definition if fair value in SFAS 157, paragraph 5. Please advise why the company believes basing fair values of its CDS contracts on the price that another insurer would charge a mortgage-backed or bond issuer rather than the price that a reinsurer would charge another insurance company in a market more akin to the reinsurance market is more reflective of the exit market for the company's CDS contracts.

2. If the company engages in the practice of purchasing CDS (acquiring reinsurance on CDS contracts), please advise the staff whether the company included the ceding commission in the determination of the fair value of such contracts (a) before the adoption of SFAS 157, and (b) after the adoption of SFAS 157. Regarding the company's adoption of SFAS 157, did the company consider itself to have had an other than insignificant amount of servicing element associated with the ceding commission which was excluded from the fair value of the purchased CDS contract?

3. Please advise the staff as to whether the company had any material amounts of written or purchased CDS contracts measured at fair value under SFAS 133 using the transaction price in accordance with EITF Issue 02-3 and for which contracts, when adopting SFAS 157, the company applied paragraph 37b of SFAS 157.

4. We acknowledge your response to prior comment three. To the extent that your financial statements have been (or will be) materially affected, please expand your disclosure to discuss instances in which there have been material inconsistencies in the inputs used to determine fair value, what caused these differences and what factors you considered when determining the appropriate fair value. In addition, please confirm that you will include disclosure in your future filings which discusses how you determined the sensitivities of the CDX spreads.

5. For your corporate CDOs, please disclose how you calculate the discounted cash flows that are used to determine the present value of your fair premium. For your Non-Corporate CDOs, please disclose the following:
    - How you use the market indices to calculate the fair premium,
    - Whether you use market rate of returns that a monoline insurer would require when writing an original insurance contract or the rate you would require to assume the business from another monoline,
    - When you use internal models, how you use the market rate of returns to calculate fair premium,
    - How you use market spreads to determine the fair premium; and,
    - For TRUPS instruments, how you use implied market spreads to determine the fair premium.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant